Hovde Group LLC

Financial Statement and
Independent Auditor's Report

December 31, 2024

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

*** PUBLIC DOCUMENT ***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41597

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hovde Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1629 Colonial Parkway

(No. and Street)

Inverness	Illinois	60067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven D. Hovde	(847) 991-6622	shovde@hovdegroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC

(Name – if individual, state last, first, and middle name)

333 W. Wacker Dr., 6th Floor Chicago		Illinois	60606
(Address)	(City)	(State)	(Zip Code)
12/17/2009		3968	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HOVDE GROUP LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Steven D. Hovde, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hovde Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MICHELLE Y VALENTA
Notary Public, State of Illinois
Commission No. 975372
My Commission Expires
July 21, 2027

Michelle Y. Valenta

Notary Public

Signature: Steven Hovde

Title:
Chief Executive Officer & Chairman

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Hovde Group LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Hovde Group LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 26, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

HOVDE GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 5,748,025
Accounts receivable	299,447
Securities owned, at fair value	9,020,583
Right of use asset, net	158,699
Prepaid expenses	823,492
Due from related parties	327,692
Other assets	26,795
	$ 16,404,733

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$ 158,942
Accrued expenses	3,967,920
Due to clearing broker, net	513,989
Lease liability	175,622
Contract liabilities	262,500
	5,078,973
MEMBERS' EQUITY	11,325,760
	$ 16,404,733

The accompanying notes are an integral part of this statement.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Hovde Group LLC (the "Company") was incorporated in the State of Delaware on June 13, 1989. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs underwriting, financial advisory and investment banking services. The Company is also engaged in agency and proprietary trading.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash and cash equivalents balances that exceed Federal Deposit Insurance Corporation limits.

Accounts Receivable and Allowance For Credit Losses. Accounts receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized. No allowance was deemed necessary by management as of December 31, 2024.

Revenue Recognition. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

> *Significant Judgments*. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

> *Initial/Advisory Fees*. Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

> *Fairness Opinion and Valuation Fees*. Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

Commissions. The Company earns commission revenue from the sale of securities in an agency capacity. Commission revenue is earned on a trade-date basis as the securities transaction occur.

Reimbursed Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as reimbursed expenses.

Costs to Obtain or Fulfill a Contract with a Customer. The Company records, as an asset, certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

The Company did not have assets from costs to obtain contracts with customers at December 31, 2024.

Contract Liabilities. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue.

Securities Owned. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Securities owned consists of equity securities which are listed on a national securities exchange and are valued at the last sales price. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

Dividends and Interest. Dividend income and expense are recognized on the ex-dividend date and are included in trading gains/losses, net. Interest income and expense are recognized on the accrual basis.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from Clearing Organizations. The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several non-cancelable operating leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future remaining lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee with initial non-cancelable terms of greater than 12 months. The Company classified these leases as operating leases. These leases generally contain renewal options greater than 12 months. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include restrictive financial or other covenants. Payments due under these lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Income Taxes. The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statement. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Recently Issued Accounting Pronouncement Adopted. In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024

NOTE 2 – DUE TO CLEARING BROKER

As of December 31, 2024, Due to Clearing Broker, net, consisted of the following:

Cash	$ 8,895,982
Fees and commissions receivable	85,951
Margin account	(9,495,922)
	$ (513,989)

NOTE 3 – PROFIT SHARING PLAN AND TRUST

The Company sponsors a retirement plan, the Hovde Group 401(k) Profit Sharing Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. The Plan is comprised of two components: (i) an employer contribution profit sharing component, and (ii) a 401(k) component. The profit sharing component is discretionary and funded 100% by Company contributions. For the year ended December 31, 2024, the Company elected to contribute approximately $620,000, all of which was accrued as of December 31, 2024.

NOTE 4 – OPERATING LEASES

Office Space. The Company leases office space in Illinois from an affiliate for $2,000 per month, on a month to month basis. The Company also leases office space in Florida from one of its members for $2,000 per month, on a month to month basis. The Company also leases office space in Atlanta, Georgia, Charlotte, North Carolina, McLean, Virginia, Nashville, Tennessee, and Toledo, Ohio, under non-cancelable operating leases with monthly payments ranging from $1,053 to $8,850, and expiring at various dates through January 2029.

Other information related to leases as of December 31, 2024 were as follows:

Weighted average remaining lease term:
          Operating leases   1.08 years

Weighted average discount rate:
          Operating leases   7%

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 4 – OPERATING LEASES AND SIGNIFICANT CONTRACTS (Concluded)

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2024 were as follows:

Year Ending December 31	Leases
2025	$ 148,179
2026	35,400
Total undiscounted lease payments	$ 183,579
Less imputed interest	(7,957)
Total lease liabilities	$ 175,622

Subsequent to year end the Company entered into a non-cancelable operating lease agreement in North Carolina with monthly payments ranging from $6,628 to $7,242.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Accounts Receivable. One customer accounted for 33% of accounts receivable as of December 31, 2024.

Revenues. Two customers accounted for 27% of revenue for the year ended December 31, 2024.

Credit Risk. Due to the nature of the industry, revenues received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers. Additionally, the Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. The Company uses various analytical monitoring techniques to control is exposure to market risk.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 7 – DUE FROM RELATED PARTIES

At times, the Company pays certain expenses on behalf of the members. No formal repayment agreement exists between the Company and the members. Repayments are deducted from member compensation at management's discretion.

The employees - forgivable advances are generally forgivable on a ratable basis over a period of up to three years, provided that the employee maintains employment and complies with certain conditions set forth in the promissory agreement or other applicable agreements. In the event the employee does not comply with these conditions or other applicable provisions of the promissory note or other applicable agreements, the outstanding amount will generally become immediately due and payable within 30 days.

The advances with members and employees are unsecured and do not bear interest.

As of December 31, 2024, the following advances were due from related parties:

Employees – forgivable	$	150,000
Members		177,692
	$	327,692

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $8,241,692 which was $7,913,674 in excess of its required net capital of $328,018. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.